UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of November 2019

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐  No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: November 7, 2019

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.com Web site: http://www.camtek.com
CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS GK Investor Relations Ehud Helft/Gavriel Frohwein Tel: (US) 1 646 688 3559 camtek@gkir.com

FOR IMMEDIATE RELEASE

CAMTEK ANNOUNCES RESULTS FOR THE THIRD QUARTER OF 2019

Expects full year 2019 revenue to reach record level of about $133 million

MIGDAL HAEMEK, Israel – November 7, 2019 – Camtek Ltd. (NASDAQ: CAMT; TASE: CAMT), today announced its financial results for the quarter ended September 30, 2019.

Highlights of the Third Quarter 2019

•	Revenues were at $32.5 million;

•	GAAP gross margin at 46.9%; Non-GAAP gross margin at 47.1%;

•	GAAP operating income was $4.4 million and non-GAAP operating income was $5.3 million, representing margins of 13.5% and 16.2%, respectively;

•	GAAP net income of $4.2 million, or $0.11 per diluted share, and non-GAAP net income of $5.0 million, or $0.13 per diluted share;

•	Operating cash flow of $3.8 million with $83.0 million in cash and short-term deposits at quarter-end; and

•	Expect fourth quarter revenues at similar levels to that of the third quarter, with improved profitability.

Management Comment

Rafi Amit Camtek’s CEO commented, “Camtek’s third quarter results reflect continued solid execution, with revenues in the upper limit of our guidance range despite the current weaker semiconductor market. Our gross margin came in below previous quarters mainly as a result of a less favorable product mix in the quarter. We expect an improvement in the gross and operating margins in the fourth quarter.”

Continued Mr. Amit, “China has grown to become our largest territory, and we expect this to continue into next year. Orders have been for various applications including Advanced Packaging and Front-End Macro inspection, as well as new customers opening facilities and purchasing an initial tool, with the potential for further expansion. Since the beginning of the year we have gained 14 new customers, most of them in China. Furthermore, we have strengthened our position in two key market segments: power devices and CMOS image sensors. During the quarter, we received and installed two multiple machine orders for these segments which are expected to continue growing into 2020.”

Concluded Mr. Amit, “Fundamental long-term market drivers remain strong, and Camtek continues to maintain its strong position in the market. Next quarter, we expect revenues at around current levels.  This should put us at record revenue level for the year of about $133 million.”

Third Quarter 2019 Financial Results

Revenues for the third quarter of 2019 were $32.4 million. This compares to third quarter 2018 revenues of $32.3 million.

Gross profit on a GAAP basis in the quarter totaled $15.2 million (46.9% of revenues), a decline of 6% compared to a gross profit of $16.2 million (50.2% of revenues) in the third quarter of 2018. Gross profit on a non-GAAP basis in the quarter totaled $15.3 million (47.1% of revenues), a decline of 6% compared to a gross profit of $16.2 million (50.4% of revenues) in the third quarter of 2018. The decline in the gross margin is due to less favorable product mix in the third quarter of 2019.

Operating profit on a GAAP basis in the quarter totaled $4.4 million (13.5% of revenues), a decline of 21% compared to an operating income of $5.6 million (17.2% of revenues) in the third quarter of 2018. Operating profit on a non-GAAP basis in the quarter totaled $5.3 million (16.2% of revenues), a decline of 15% compared to $6.2 million (19.2% of revenues) in the third quarter of 2018. The decline in the operating margin is due to the lower gross margin in the third quarter of 2019.

Net income on a GAAP basis in the quarter totaled $4.2 million, or $0.11 per diluted share, a decline of 18% compared to net income of $5.1 million, or $0.14 per diluted share, in the third quarter of 2018. Net income on a non-GAAP basis in the quarter totaled $5.0 million, or $0.13 per diluted share, a decline of 12% compared to a non-GAAP net income of $5.7 million, or $0.16 per diluted share, in the third quarter of 2018.

Cash and cash equivalents, as of September 30, 2019, were $83.0 million compared to $54.9 million as of December 31, 2018 and $85.3 million as of June 30, 2019. During the quarter the Company generated a positive operating cash flow of $3.8 million and paid a cash dividend of $5.7 million.

Conference Call

Camtek will host a conference call today, November 7, 2019, at 10:00 am ET.

Rafi Amit, CEO, Moshe Eisenberg, CFO and Ramy Langer, COO will host the call and will be available to answer questions after presenting the results. To participate, please call one of the following telephone numbers a few minutes before the start of the call.

US:	1 888 668 9141	at 10am Eastern Time
Israel:	03 918 0609	at 5pm Israel Time
International:	+972 3 918 0609

For those unable to participate, the teleconference will be available for replay on Camtek’s website at http://www.camtek.com beginning 24 hours after the call.

A summary presentation of the quarterly results will also be available on Camtek’s website.

ABOUT CAMTEK LTD.

Camtek is a leading manufacturer of metrology and inspection equipment and a provider of software solutions serving the Advanced Packaging, Memory, CMOS Image Sensors, MEMS, RF and other segments in the mid end of the semiconductor industry.

Camtek provides dedicated solutions and crucial yield-enhancement data, enabling manufacturers to improve yield and drive down their production costs.

With eight offices around the world, Camtek has best-in-class sales and customer support organization, providing tailor-made solutions in line with customers’ requirements.

This press release is available at http://www.camtek.com

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to other risks identified in our Annual Report on Form 20-F and other documents filed by the Company with the SEC, that represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date.

This press release provides financial measures that exclude: (i) share based compensation expenses; (ii) certain Chroma transaction expenses; (iii) discontinued operations; and (iv) write off costs with regard to the FIT activities, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these Non-GAAP financial measures provide meaningful supplemental information regarding our performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors. A reconciliation between the GAAP and non-GAAP results appears in the tables at the end of this press release.

Consolidated Balance Sheets

(In thousands)

	September 30,	December 31,
	2019	2018
	U.S. Dollars (In thousands)
Assets

Current assets
Cash and cash equivalents	59,040	54,935
Short-term deposits	24,000	-
Trade accounts receivable, net	28,590	31,644
Inventories	26,479	30,109
Other current assets	2,316	2,613

Total current assets	140,425	119,301

Fixed assets, net	*18,793	17,117

Long term inventory	2,856	2,056
Deferred tax asset	1,201	2,366
Other assets, net	240	231
Intangible assets, net	521	476

	4,818	5,129

Total assets	164,036	141,547

Liabilities and shareholders’ equity

Current liabilities
Trade accounts payable	11,317	15,541
Other current liabilities	*19,624	23,179

Total current liabilities	30,941	38,720

Long term liabilities
Other long term liabilities	*2,375	1,420
	2,375	1,420

Total liabilities	33,316	40,140

Commitments and contingencies

Shareholders’ equity
Ordinary shares NIS 0.01 par value, 100,000,000 shares authorized at September 30, 2019 and at December 31, 2018;
40,689,020 issued shares at September 30, 2019 and 38,535,445 at December 31, 2018;
38,596,644 shares outstanding at September 30, 2019 and 36,443,069 at December 31, 2018	157	151
Additional paid-in capital	100,352	81,873
Retained earnings	32,109	21,281
	132,618	103,305
Treasury stock, at cost (2,092,376 as of September 30, 2019 and December 31, 2018)	(1,898)	(1,898)

Total shareholders' equity	130,720	101,407

Total liabilities and shareholders' equity	164,036	141,547

*Includes adjustment in respect of implementation of ASC 842 - Leases

Camtek Ltd.
Consolidated Statements of Operations

(in thousands, except share data)

	Nine Months ended September 30,		Three Months ended September 30,		Year ended December 31,
	2019	2018	2019	2018	2018
	U.S. dollars		U.S. dollars		U.S. dollars

Revenues	100,818	90,000	32,470	32,264	123,174
Cost of revenues	51,875	45,921	17,252	16,081	62,378

Gross profit	48,943	44,079	15,218	16,183	60,796

Research and development costs	11,891	10,456	4,164	3,501	14,581
Selling, general and administrative expenses	19,668	19,792	6,681	7,128	26,182
	31,559	30,248	10,845	10,629	40,763

Operating income	17,384	13,831	4,373	5,554	20,033

Financial income, net	340	491	188	55	728

Income from continuing operations
before income taxes	17,724	14,322	4,561	5,609	20,761

Income tax expense	(1,508)	(1,364)	(398)	(516)	(2,030)

Net income from continuing operations	16,216	12,958	4,163	5,093	18,731

Discontinued operations *
Income from discontinued operations

Income before tax expense	1,257	-	-	-	-
Income tax expense	(94)	-	-	-	-

Net income from discontinued operations	1,163	-	-	-	-

Net income	17,379	12,958	4,163	5,093	18,731

*Relates to the earn-out payment received from the sale of the PCB business.

Net income per ordinary share:

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2019	2018	2019	2018	2018
	U.S. dollars		U.S. dollars		U.S. dollars

Basic earnings from continuing operation	0.43	0.36	0.11	0.14	0.52

Basic earnings from discontinued operation	0.03	-	-	-	-

Basic net earnings	0.47	0.36	0.11	0.14	0.52

Diluted earnings from continuing operation	0.43	0.35	0.11	0.14	0.51

Diluted earnings from discontinued operation	0.03	-	-	-	-

Diluted net earnings	0.46	0.35	0.11	0.14	0.51

Weighted average number of
ordinary shares outstanding:

Basic	37,286	36,105	38,541	36,300	36,190

Diluted	38,064	36,657	39,307	36,941	36,747

Camtek Ltd.
Reconciliation of GAAP To Non-GAAP results

(In thousands, except share data)

	Nine Months ended September 30,		Three Months ended September 30,		Year ended December 31,
	2019	2018	2019	2018	2018
	U.S. dollars		U.S. dollars		U.S. dollars

Reported net income attributable to Camtek Ltd. on GAAP basis	17,379	12,958	4,163	5,093	18,731

Share-based compensation	2,068	1,028	818	634	1,682
Chroma transaction expenses (1)	136	-	63	-	-
Attributable to discontinued operations	(1,163)	-	-	-	-
Effect of FIT reorganization (2)	-	506	-	-	506

Non-GAAP net income	18,420	14,492	5,044	5,727	20,919

Non –GAAP diluted net income per share	0.48	0.40	0.13	0.16	0.57

Gross margin on GAAP basis from continuing operations	48.5%	49.0%	46.9%	50.2%	49.4%
Reported gross profit on GAAP basis	48,943	44,079	15,218	16,183	60,796

Share-based compensation	207	105	85	62	167
Effect of FIT reorganization (2)	-	205	-	-	205

Non- GAAP gross margin	49,150	44,389	15,303	16,245	61,168
Non-GAAP gross profit	48.8%	49.3%	47.1%	50.4%	49.7%

Reported operating income attributable to Camtek Ltd. on GAAP basis from continuing operations	17,384	13,831	4,373	5,554	20,033
Share-based compensation	2,068	1,028	818	634	1,682
Chroma transaction expenses (1)	136	-	63	-	-
Effect of FIT reorganization (2)	-	506	-	-	506
Non-GAAP operating income	19,588	15,365	5,254	6,188	22,221

(1)	In the second and third quarters of 2019, certain transaction expenses were incurred in relation to the technological cooperation agreement with Chroma. These were recorded under operating expenses.

(2)
At the end of the first quarter of 2018, the Company ceased its efforts to utilize the remaining inventory and equipment related to FIT development and recorded a one-time write-off in the amount of $0.5 million, consisting of: (1) inventory write-offs of $0.2 million, recorded under the cost of revenue line item; and (2) fixed asset write-offs of $0.3 million recorded under operating expenses.